UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

PROPELL TECHNOLOGIES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-53488	26-1856569
(State or other	Commission	(IRS Employer
jurisdiction of incorporation)	file number	Identification No.)

1701 Commerce Street

Houston, Texas 77002

Registrant’s telephone number, including area code: (713) 227 - 0480

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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PROPELL TECHNOLOGIES GROUP, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

  EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “we,” “us” and “our” refer to Propell Technologies Group, Inc., a Delaware corporation (the “Company”).

This Information Statement is being mailed on or about July 13, 2015, by the Company to the holders of record of our shares of common stock, par value, $0.001 per share (the “Common Stock”), as of the close of business on July 6, 2015. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this document carefully. You are not, however, required to take any action.

On July 6, 2015, the Company closed the final tranche of its private placement offering under the Series C Preferred Stock Purchase Agreement, as amended on June 5, 2015 (the “Purchase Agreement”), that it had entered into on February 19, 2015, with Ervington Investment Limited, an entity organized under the laws of the Republic of Cyprus (“Ervington”), and raised an additional $9,750,000 in gross proceeds from the sale of 2,974,576 shares of its Series C Preferred Stock (“Series C Preferred”) at a purchase price of $3.277777778 per share to Ervington. The total gross proceeds raised from the initial and final tranche of the sales to Ervington were $14,750,000. The Company intends to use the net proceeds from the final tranche for the acquisition, enhancement and maintenance of an oil field for deployment of the Company’s technology and general corporate purposes. The material provisions of the Series C Preferred are set forth in the Certificate of Designations to the Company’s Certificate of Incorporation (the “Certificate of Designations”) that was filed with the Secretary of State of the State of Delaware on February 18, 2015, and was filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2015. The Certificate of Designations provides that upon the issuance of an aggregate of 4,500,000 shares of Series C Preferred, the holders of the Series C Preferred are entitled to elect either three (3) directors holding one (1) vote each, one director holding three (3) votes, or one director holding two (2) votes and another director holding one (1) vote. Ervington currently has elected one (1) director that holds two (2) votes and after the second tranche closing Ervington has the right to elect an additional director with one (1) vote or provide that its current director representative will hold three (3) votes. Ervington, as the sole holder of the Series C Preferred, has elected to appoint a new director, Maria Damianou, who will have one (1) vote, to join its current director representative, Ivan Persiyanov, who will continue to hold two (2) votes. Ms. Damianou’s appointment to the Board will be effective ten (10) days after this Information Statement is filed with the Securities and Exchange Commission and mailed to our stockholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14(f)-1 thereunder.

On July 6, 2015, Ervington also acquired an additional 56,677,477 shares of the Company’s common stock and 700,000 shares of the Company’s Series A-1 Convertible Preferred Stock (which Series A-1 preferred shares represent 7,000,000 shares of the Company’s common stock of the Company on an as-converted basis) pursuant to the terms of a separate stock purchase agreement (the “Secondary Purchase Agreement”) that Ervington had entered into with certain stockholders (the “Selling Stockholders”) of the Company.

In connection with the Purchase Agreement, the Company had also entered into an Investors’ Rights Agreement with Ervington on February 19, 2015 (the “Investors’ Rights Agreement”). The Investors’ Rights’ Agreement provides that the Holders (as defined in the Investors’ Rights Agreement) of a majority of the outstanding Registrable Securities (defined therein as the shares of common stock and Series A-1 Preferred Stock issued pursuant to the Secondary Purchase Agreement, the shares of Series C Preferred issued pursuant to the Purchase Agreement and any common stock issued as dividends thereon or in exchange for such) are entitled to demand registration rights under certain circumstances and piggyback registration rights. In addition, the Investors’ Rights Agreement provides that Ervington (or its assignee) has the right to designate a person to be appointed as the Chief Executive Officer of the Company, a board observer right if a representative of Ervington or its affiliate is not a member of the Board of Directors of the Company and certain consultation rights if a representative of Ervington or its affiliate is not a member of the Board of Directors of the Company so long as it holds a majority of the Registrable Securities and at least 36,000,000 shares of common stock of the Company on an “as converted” basis. Ervington and its affiliates also have a right of first refusal to acquire their pro rata share of any New Securities (as defined in the Investors’ Rights Agreement) which the Company proposes to issue and sell.

On February 19, 2015, the Company, the Selling Stockholders and Ervington had also entered into a Stockholders Agreement (the “Stockholders Agreement”) that provides that until a Change of Control Transaction (as defined in the Stockholders Agreement), each person a party thereto shall vote all of such person’s shares of common stock of the Company in favor of the designees appointed by Ervington and two additional directors appointed by two of the Selling Stockholders and Ervington agreed to vote its shares in favor of the two designees appointed by two of the Selling Stockholders provided that the certain Selling Stockholders continue to own a certain threshold number of shares of our common stock or preferred stock convertible into our common stock. In addition, the Selling Stockholders granted Ervington certain drag-along rights in the event of a Change of Control Transaction (as defined in the Stockholders Agreement) and Ervington and its affiliates were granted certain rights of first refusal.

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Our current board of directors consists of John Huemoeller, John Zotos and Ivan Persiyanov. Mr. Persiyanov currently holds two (2) votes on the board of directors. The holders of the Series C Preferred have appointed Ms. Damianou as a member of the Board of Directors with one (1) vote, to be effective ten (10) days after this Information Statement is filed with the Securities and Exchange Commission and mailed to our stockholders of record in compliance with Section 14(f) of the Exchange Act and Rule 14(f)-1 thereunder which will constitute a change in the majority of our directors,

We have decided to prepare and file this Information Statement in order to initiate the 10-day requirement under Rule 14(f)-1 of the Exchange Act.

Voting Securities

Our board of directors fixed the close of business on July 6, 2015 as the record date for determining the holders of our Common Stock who are entitled to receive this Information Statement. Our authorized capital stock consists of 500,000,000 shares of Common Stock and 10,000,000 shares of preferred stock at a par value of $0.001 per share (the “Preferred Stock”), of which 5,000,000 shares are designated as Series A-1 Preferred Stock, 500,000 are designated as Series B Preferred Stock, and 4,500,000 are designated as Series C Preferred Stock. As of July 6, 2015, there were 268,058,931 shares of common stock issued and outstanding, 3,137,500 shares of Series A Preferred Stock issued and outstanding, 40,000 shares of Series B Preferred Stock issued and outstanding and 4,500,000 shares of Series C Preferred Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of our stockholders. Each share of Series A Preferred Stock entitles the holder to cast ten votes per share, each share of Series B Preferred Stock entitles the holder to cast one hundred votes per share and each share of Series C Preferred Stock entitles the holder to cast 26.67 votes per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND CURRENT MANAGEMENT

The following table and footnotes indicates beneficial ownership of our common stock, our Series A-1 Preferred Stock, our Series B Preferred Stock and our Series C Preferred Stock and the total voting power of our stockholders as of July 6, 2015 of: (1) each person known by us to be the owner of more than 5% of our outstanding shares of Common Stock; (2) each person known to us to be the owner of more than 5% of our outstanding shares of Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock; (3) each of our directors; (4) each of our executive officers; and (5) all of our directors and executive officers as a group. In general, “beneficial ownership” includes those shares a person has sole or shared power to vote or transfer (whether or not owned directly) and rights to acquire common stock through the exercise of stock options or warrants that are exercisable currently or become exercisable within 60 days of July 6, 2015. Except as indicated otherwise, the person’s name in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Unless otherwise specified, the address of each of the individuals listed below is c/o Propell Technologies Group, Inc., 1701 Commerce Street, Houston, Texas 77002.

Name	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Common Stock Beneficially Owned (1)	Percentage of Total Voting Power (2)
Directors and Officers
John Huemoeller	10,000,000	(3)	3.7%	2.4%
John Zotos	3,160,000	(4)	1.2%	*
Ivan Persiyanov	—		—	—
All directors and officers as a group (3 persons)	13,160,000		4.9%	3.1%

5% Beneficial Owners
Ervington Investment Limited	215,677,467	(5)**	51.4%	50.9%
Charles Hoogland	4,000,000	(6)***	1.5%	*

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*	Less than 1%

**	Includes all of the outstanding shares of Series A-1 Preferred Stock and Series C Preferred Stock, each on an “as converted basis.”

***	Includes all of the outstanding shares of Series B Preferred Stock on an “as converted basis.”

(1)	Based on 268,058,931 shares of common stock issued and outstanding as of July 6, 2015.

(2)	Based on the voting rights attached to each class of shares. Each share of common stock entitles the holder to one vote per share, each Series A-1 Preferred Stock entitles the holder to ten votes per share (for an aggregate of 31,375,000 votes based on 3,137,500 outstanding Series A-1 Preferred Stock), each Series B Preferred Stock entitles the holder to one hundred votes per share (for an aggregate of 4,000,000 votes based on 40,000 outstanding Series B Preferred Stock) on an “as converted basis” and each share of Series C Preferred Stock entitles the holder to 26.67 votes for an aggregate of 120,000,000 votes. The outstanding and vested shares of common stock and preferred stock, as of July 6, 2015 are entitled to an aggregate of 423,433,931 votes.

(3)	Consists of 10,000,000 shares of common stock. Mr. Huemoeller was granted 10,000,000 shares of our restricted stock, of which 3,750,000 are currently vested. The remaining shares vest as to 1,250,000 shares quarterly. Prior options issued to Mr. Huemoeller were cancelled on December 5, 2014 when his restricted stock was issued. Mr. Huemoeller is also entitled to a stock grant of 750,000 common shares per annum on January 1 of each year commencing on January 1, 2016, provided he remains employed by our Company.

(4)	Includes 3,000,000 shares of common stock. Mr. Zotos was granted 3,000,000 shares of restricted stock, of which 1,000,000 are currently vested. The remaining shares will vest as to 1,000,000 every six months from March 31, 2015. Prior options granted to Mr. Zotos were cancelled on December 5, 2014 when his restricted stock was issued. Also includes 160,000 shares of common stock owned by the wife of Mr. Zotos.

(5)	Consists of: (i) 3,137,500 Series A-1 Preferred Stock, convertible into 31,375,000 shares of our common stock; (ii) 64,302,467 shares of common stock; and (iii) 4,500,000 shares of Series C Preferred Stock, convertible into 120,000,000 shares of common stock. Ervington currently owns all of the outstanding shares of Series C Preferred Stock. Ervington is wholly owned by Greenleas International Holdings Ltd., which is wholly owned by Harmony Trust Settlement. The address of Ervington is Eftapaton Court, 256 Makarios Avenue CY-3105 Limassol, Cyprus.

(6)	Includes 40,000 shares of our Series B Preferred Stock convertible into 4,000,000 shares of our common stock. The 40,000 shares of Series B Preferred Stock represents 100% of the outstanding shares of Series B Preferred Stock. The address of the beneficial owner is 2440 S. Willemoore, Springfield, Illinois 62704.

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SECURITY OWNERSHIP OF PROPOSED MANAGEMENT

The following table sets forth information, as of July 6, 2015, or as otherwise set forth below, with respect to the beneficial ownership of our Common Stock and the total voting power of (i) each of our proposed directors and the executive officers, and (ii) all of our proposed directors and the executive officers as a group. The address of each beneficial owner is c/o 1701 Commerce Street, Houston, Texas 77002.

Name	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Common Stock Beneficially Owned (1)	Percentage of Total Voting Power (2)
Directors and Officers
John Huemoeller	10,000,000	(3)	3.7%	2.4%
John Zotos	3,160,000	(4)	1.2%	*
Ivan Persiyanov	—		—	—
Maria Damianou	215,677,467	(5)	51.4%	50.9%
All directors and officers as a group (4 persons)	228,837,467		54.6%	54.0%

(1)	Based on 268,058,931 shares of common stock issued and outstanding as of July 6, 2015.

(2)	Each share of common stock is entitled to one vote per share, each Series A-1 Preferred Stock is entitled to ten votes per share (for an aggregate of 31,375,000 votes based on 3,137,500 outstanding Series A-1 Preferred Stock) each Series B Preferred Stock is entitled to one hundred votes per share (for an aggregate of 4,000,000 votes based on 40,000 outstanding Series B Preferred Stock) on an “as converted basis” and each share of Series C Preferred Stock is entitled to 26.67 votes for an aggregate of 120,000,000 votes. The outstanding and vested shares of common stock and preferred stock, as of July 6, 2015 are entitled to an aggregate of 423,433,931 votes.

(3)	Consists of 10,000,000 shares of common stock. Mr. Huemoeller was granted 10,000,000 shares of our restricted stock of which 3,750,000 are currently vested. The remaining shares vest as to 1,250,000 shares quarterly. Prior options issued to Mr. Huemoeller were cancelled on December 5, 2014 when his restricted stock was issued. Mr. Huemoeller is also entitled to a stock grant of 750,000 common shares per annum on January 1 of each year commencing on January 1, 2016, provided he remains employed by our Company.

(4)	Includes 3,000,000 shares of common stock. Mr. Zotos was granted 3,000,000 shares of restricted stock of which 1,000,000 are currently vested. The remaining shares will vest as to 1,000,000 every six months from March 31, 2015. Prior options granted to Mr. Zotos were cancelled on December 5, 2014 when his restricted stock was issued. Also includes 160,000 shares of common stock owned by the wife of Mr. Zotos.

(5)	As one of two directors of Ervington, Ms. Damianou is deemed to be the beneficial owner of the securities held by Ervington, however, Ms. Damianou disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, if any. Ervington is the owner of (i) 4,500,000 shares of the Series C Preferred Stock, which are convertible into 120,000,000 shares of common stock; (ii) 3,137,500 shares of Series A-1 Preferred Stock, which are convertible into 31,375,000 shares of common stock; and (iii) 64,302,467 shares of common stock. The holders of the Series C Preferred Stock and the Series A-1 Preferred Stock vote on an “as converted basis” with the holders of the common stock.

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Changes to the Board of Directors

We anticipate there will be a change in the majority of our directors upon the expiration of the ten (10) day requirement under Rule 14(f)-1 of the Exchange Act due to appointment of Ms. Damianou to the Board. Following the expiration of the ten (10) day period in accordance with Section 14(f) of the Exchange Act, our company anticipates that our board of directors will be comprised of John Huemoeller, John Zotos, Ivan Persiyanov and Maria Damianou. Mr. Persiyanov will have two (2) board votes and each of Mr. Huemoeller, Mr. Zotos and Ms. Damianou will have one (1) board vote.

Current Directors and Executive Officers

The following table sets forth information regarding our current directors and officers and our proposed director:

Name and Address	Position Held	Age

John W. Huemoeller (1)	Chief Executive Officer, President and Chairman	58

John Zotos (2)	Secretary, Director	59

Ivan Persiyanov (3)	Director	35

Maria Damianou (4)	Director	39

(1)	On March 6, 2013, Mr. Huemoeller was appointed as our Chief Executive Officer and President and a director. On June 19, 2013, Mr. Huemoeller was appointed Chairman of the Board.

(2)	On March 6, 2013, Mr. Zotos was appointed as our Secretary and a director.

(3)	On February 17, 2015, Mr. Persiyanov, a designee of the Series C Preferred Stockholders was appointed as a director to fill the vacancy created by the resignation of Messrs. Fuller, Steffens and Kalow. Mr. Persiyanov currently has two (2) votes on all matters presented to the board of directors.

(4)	On July 6, 2015, Ms. Damianou, one of two designees of the Series C Preferred Stockholders was appointed as a director. Upon the expiration of the ten (10) day requirement under Rule 14(f)-1 of the Exchange Act, Ms. Damianou’s appointment to the Board of Directors will be effective. Ms. Damianou will have one (1) vote on all matters presented to the board of directors.

The business experience, principal occupations and employment of each of the above persons during at least the last five years are set forth below.

John W. Huemoeller

Mr. Huemoeller has been our Chief Executive Officer and President, as well as Chief Financial Officer, since March 6, 2013.  He also currently serves as the Chief Executive Officer and a director of Novas. Mr. Huemoeller has over 30 years’ experience in investment banking, finance, sales and marketing. Mr. Huemoeller began his career as an investment advisor in 1982 with M.L. Stern & Company a municipal bond firm in California and became a registered principal in 1985 managing retail brokers. He has previously been registered with various state insurance boards, as well as with the Chicago Board of Trade as a commodities broker. Mr. Huemoeller has worked for Smith Barney, Drexel Burnham, Prudential Securities, and Paine Webber and has extensive experience in stocks, bonds, commodities, mergers and acquisitions, leveraged buyouts and private placement transactions.

From April 2012 to present, Mr. Huemoeller has been the President of Joshua Tree Capital Inc., an independent corporate finance advisory firm specializing in providing strategic capital formation guidance to public and private small cap oil and gas companies. From March 2009 to April 2012, Mr. Huemoeller was a FINRA-registered investment banker focused on all aspects of taking company’s public, deal structure and Institutional placement of both debt and equity transactions with Buckman, Buckman and Reid.  From August 2008 to March 2009, Mr. Huemoeller worked with Greenstone Holdings Group, LLC; an advisory firm with an emphasis on helping Chinese companies go public in the United States from January 2008 to July 2008, Mr. Huemoeller worked at Aspenwood Capital, a division of Green Drake Securities as an Investment Banker. Mr. Huemoeller previously served as Chairman and CEO of HumWare Media Corp, a publicly traded software development, media and technology company which he started in 1998 and was responsible for acquisition strategies and the day-to-day corporate operations.  Mr. Huemoeller is co-author of U.S. Patent #5,855,005. Mr. Huemoeller completed various studies in the Bachelor of Business Administration Program at the University of Minnesota and has previously held Series 3, 7, 24, 63 and 79 Securities Licenses.

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Mr. Huemoeller’s financial experience, specifically with oil and gas companies, provides him with the attributes that make him a valuable member of the Company’s Board of Directors.  His service on other public company board’s brings to us important knowledge regarding corporate governance.

John Zotos

Mr. Zotos was appointed as a director on March 6, 2013. He also serves as a director of Novas. Since July 2007, he has served as a principal and a managing partner of JC Holdings, LLC, a company engaged in the business of buying, selling and managing heavy equipment and commercial real estate.

Mr. Zotos brings to the Board significant business experience. Mr. Zotos’ prior business experience, especially his experience in the on line industry, gives him a broad and extensive understanding of our operations and our industry. Due to his business background, he has a broad understanding of the operational, financial and strategic issues facing public companies.

Ivan Persiyanov

Mr. Persiyanov was appointed a director on February 17, 2015. Mr. Persiyanov currently serves as an investment director at Millhouse LLC, responsible for originating and leading the execution of private equity and venture capital projects in robotics, oil service and other industries. From July 2008 until joining Millhouse in April 2014, Mr. Persiyanov served as an investment director of Rusnano Capital, responsible for originating and leading the execution of private equity and venture capital projects in chemical, construction robotics, alternative energy robotics. Prior to joining Rusnano Capital, Mr. Persiyanov served as a consultant to Ernst & Young, a manager at GE Money Bank and a senior analyst at Citibank. Mr. Persiyanov has a Master in Finance degree from the New Economic School and a mathematics degree and partial Ph.D. in mathematics from Moscow State University. Mr. Persiyanov currently serves as a director of Georezonans LLC, a methane degassing service company and served as a director of Optogan CJSC from June 2013 until June 2014, Beneq Oy from July 2013 until April 2014 and LED, Microsensor Nt LLC from July 2013 until April 2014.

Mr. Persiyanov’s prior business experience, especially his experience in the oil industry, gives him a broad and extensive understanding of our operations and our industry.  Due to his business background, he has a broad understanding of the operational, financial and strategic issues facing companies in our industry.

Maria Damianou

Since 1993, Ms. Damianou, age 39, has worked for the Meritservus Group of Companies, most recently in the position of Manager.  Meritservus is a Cyprus-based financial and fiduciary services firm that focuses on providing services to business entities, including the following: tax structuring advice, corporate administration and accounting services, trust, fiduciary and other related services as well as brokerage and custodian services.  Prior to joining Meritservus, Ms. Damianiou was employed by Deloitte & Touche from 1993-2005 where she worked with the administration and management of companies in the corporate services department.  Meritservus became wholly independent from Deloitte & Touche in January 2005. Ms. Damianou received a Diploma with honors in Languages and Commercial in 1993 from St. Mary’s School in Limassol, Cyprus.

Ms. Damianou will bring to the Company and the Board of Directors her extensive knowledge of administration and management of corporations, including accounting, financial reporting, corporate law and taxation expertise. Due to her business background, Ms. Damianou has a broad understanding of the operational, accounting, financial and strategic issues facing companies in our industry.

Legal Proceedings

No director, officer, affiliate of the company of record or beneficial holder of more than five percent of any class of securities is a party adverse to the company of has a material interest adverse to the company.

Family Relationships

There are no family relationships between any of our directors and officers.

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Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or our proposed directors or officers has been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.	being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, Federal or State authority, or the Commodity Futures Trading Commission, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.	being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission, self regulatory organization or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Corporate Governance

All proceedings of our board of directors during the year ended December 31, 2014 were conducted by an in person meeting of the board of directors or resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Delaware and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held. During the year ended December 31, 2014, the board of directors met nine times via telephonic conference and each director attended at least 75% of all meetings.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that due to our size the functions of such committees can be adequately performed by our board of directors.

We currently have one person serving as our Chairman of the board and our President, Chief Executive Officer and Chief Financial Officer. We do not have a formal policy on whether the same person should (or should not) serve as both the Chief Executive Officer and a board member. Due to the size of our company, we believe that this structure is appropriate. Our current structure is operating effectively to foster productive, timely and efficient communication among the directors and management. There are complete and open lines of communication with the management and our directors.

Although our common stock is not listed on any national securities exchange, for purposes of independence we use the definition of independence applied by the NASDAQ Stock Market.  The Board has determined that none of our directors are independent. Mr. Persiyanov is not “independent” due to his position at Millhouse LLC and Ms. Damianou is not “independent” because she is a director of Ervington. Mr. Huemoeller and Mr. Zotos are not “independent” due to their current positions with our company and Novas.

Our board of directors has an active role in overseeing management of our company’s risks. Our board regularly reviews information regarding our company’s strategy, finances and operations, as well as the risks associated with each. Our board is responsible for oversight of our company’s risks relating to accounting matters, financial reporting and legal and regulatory compliance. Our board undertakes, at least annually, a review to evaluate these risks.

We do not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to John Huemoeller, at the address appearing on the first page of this Information Statement.

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Transactions with Related Persons, Promoters and Certain Control Persons

Except as described below and the transactions with Ervington described herein that were consummated on February 19, 2015 and July 6, 2015, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or

4.	any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

Our company leases approximately 2,300 square feet of office space in Houston, Texas from a common stock holder. The original term of the lease agreement terminated on January 31, 2014 with automatic renewals for six month periods unless 60 days written notice is given prior to renewal. The rental is $2,200 per month.

Our company sub-leases approximately 1,800 square feet of loft space in Houston, Texas from a director and related party in terms of a lease agreement entered into on September 1, 2014 and expiring on August 31, 2015. The lease provides for automatic renewal on a month to month basis unless 60 days written notice is given to terminate the lease. The monthly rental is $3,220 per month.

In October 2013, Novas Energy USA, Inc., our wholly owned subsidiary, entered into an unsecured promissory note with JAZ-CEH Holdings LLC, which is beneficially owned by one of our directors and one of our stockholders, with a face value of $105,000. The note bears interest at 7.5% per annum and matures on October 31, 2015. Subsequent to year end on February 20, 2015, this note was repaid.

In addition, our company issued 10,000,000 shares of restricted stock to John Huemoeller that were not issued pursuant to the Plan, of which 1,250,000 was vested on the date of issuance, 1,250,000 vests on the first day of each quarter for the next seven quarters commencing April 1, 2015. Pursuant to the terms of the consulting agreement that our company entered into with John Zotos, we issued 3,000,000 shares of restricted stock to Mr. Zotos which will vest in three equal tranches on March 31, 2015, September 30, 2015 and March 31, 2016 unless the agreement is terminated early be either party at which time all unvested shares will immediately vest. The restricted stock grants were in lieu of the options that had previously been granted to Messrs. Huemoeller and Zotos, which options were canceled on December 5, 2014.

Each of Messrs. Kalow, Steffens and Fuller, former directors, were granted a stock award of 50,000 shares on December 5, 2014 in lieu of options for services as directors.

Compliance With Section 16(a) of The Exchange Act

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports during the year ended December 31, 2014 in a timely manner.

Executive Compensation

The following table sets forth all compensation awarded, earned or paid for services rendered to our principal executive officer, principal financial officer and each executive officer whose compensation exceeded $100,000 during each of the fiscal years ended December 31, 2014 and 2013.

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				Stock	Option	Non-Equity Incentive Plan	Non-Qualified Deferred Compensation	All Other
Name and	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
John Huemoeller	2014	180,000	-	1,725,000	-	-	-	-	1,905,000
CEO and Director (1)(2)	2013	45,000	-	-	4,981,553	-	-	120,000	5,146,553

Edward Bernstein	2014	-	-	-	-	-	-
Former CEO and Director (3)(4)	2013	-	-	-	-	-	-	13,169	13,169

(1)	The amounts disclosed for Stock Awards represents the fair value of the restricted stock issued to Mr. Huemoeller on December 5, 2014, pursuant to the terms of his amended and restated employment agreement. See note 12 of the notes to our consolidated financial statements contained herein. The grant consists of: (a) 10,000,000 restricted stock which vest as follows: (i) 1,250,000 on January 1, 2015 and, (ii) 1,250,000 per quarter thereafter, and (b) 1,500,000 shares of restricted stock which, dependent on Mr. Huemoeller’s continued employment will vest as to 750,000 shares on January 1, 2016 and 2017.

(2)	The amounts disclosed for option awards represents the grant date fair value of the stock option awards granted to the executive during the fiscal year ended December 31, 2013, in accordance with stock option accounting principles. See note 12 of the notes to our consolidated financial statements contained herein for a discussion of all the assumptions used in the valuation of stock option awards. These options were cancelled on December 5, 2014 pursuant to the terms of an agreement entered into with Mr. Huemoeller whereby the 10,000,000 options were cancelled and 10,000,000 shares of restricted stock were granted to Mr. Huemoeller.

(3)	Represents the value of stock paid in lieu of severance.

(4)	On March 6, 2013, Mr. Bernstein resigned as our Chief Executive Officer and President.

Outstanding Equity Awards at Fiscal Year End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2014.

Name	Grant Date	Number of Securities Underlying Unexercised Stock Awards	Number of Securities Underlying Unexercised Stock Awards Exercisable	Number of Securities Underlying Unexercised Stock Awards Unexercisable	Grant Date fair value of Restricted Stock Awards ($/share)
John Huemoeller(1)	December 5, 2014	10,000,000	-	10,000,000	0.15

(1)

The amounts disclosed for Stock Awards represents the grant date fair value of the restricted stock issued to Mr. Huemoeller on December 5, 2014. See note 12 of the notes to our consolidated financial statements contained herein. The grant consists of: (a) 10,000,000 restricted stock which vest as follows: (i) 1,250,000 on January 1, 2015 and, (ii) 1,250,000 per quarter thereafter, and (b) 1,500,000 shares of restricted stock which, dependent on Mr. Huemoeller’s continued employment will vest on January 1, 2016 and 2017, respectively.

The 10,000,000 options issued to Mr. Huemoeller on March 6, 2013 were cancelled on December 5, 2014 pursuant to the terms of an agreement entered into with Mr. Huemoeller whereby the 10,000,000 options were cancelled and 10,000,000 shares of restricted stock were granted to Mr. Huemoeller.

Option Exercises

No options were exercised during the year ended December 31, 2014.

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Employment Agreements

On February 4, 2015, we entered into an Amended and Restated Employment Agreement (the “Employment Agreement”) with John Huemoeller, that superseded the Company’s prior Employment Agreement with Mr. Huemoeller, which was previously entered into on December 5, 2014 (the “Prior Agreement”).

Under the Employment Agreement, which has a stated term of three (3) years, for his continued service as the Chief Executive Officer and President of the Company, Mr. Huemoeller will continue to receive the same annual base salary of $180,000 provided for under the Prior Agreement and will be entitled to bonuses at the discretion of the Company based on performance. The new Employment Agreement restated a previous grant to Mr. Huemoeller of 10,000,000 shares of the Company’s restricted stock, which vest on the following schedule: 1,250,000 shares vested on January 1, 2015 and thereafter 1,250,000 shares will vest on each quarter anniversary, commencing April 1, 2015 for seven (7) quarters. The restricted stock grant was in lieu of the options that had previously been granted to Mr. Huemoeller, which options were canceled on December 5, 2014. The Employment Agreement also provides that Mr. Huemoeller will receive a restricted stock grant of 750,000 shares of stock on an annual basis commencing January 1, 2016, which will vest upon issuance. In the event of a Change of Control (as defined in the Employment Agreement), termination without Cause (as defined in the Employment Agreement), termination due to disability (as defined in the Employment Agreement), death or termination by Mr. Huemoeller for Good Reason (as defined in the Employment Agreement), Mr. Huemoeller will receive: (i) a severance payment equal to two (2) months base salary together with payment of medical insurance or COBRA payments for two (2) months after termination; and (ii) all restricted stock grants that have been issued to Mr. Huemoeller will immediately vest. If Mr. Huemoeller terminates his employment at any time prior to January 1, 2016 Without Good Reason (as defined in the Employment Agreement) or is terminated for Cause (as defined in the Employment Agreement) then 5,000,000 of any restricted stock grants will immediately vest. The Employment Agreement also includes customary confidentiality obligations and inventions assignments by Mr. Huemoeller.

Consulting Agreement

On December 5, 2014, we entered into a consulting agreement with John Zotos, our director for a two year period. Pursuant to the agreement, Mr. Zotos will provide consulting services to us for a consideration of $5,000 per month and the grant of 3,000,000 restricted shares which will vest in three equal tranches on March 31, 2015, September 15, 2015 and March 31, 2016. Early termination of the agreement by either party will result in immediate vesting of the remaining unvested shares. We will also reimburse the consultant for all out of pocket expenses incurred while performing his duties. The consulting agreement also includes customary confidentiality obligations and invention assignments by Mr. Zotos.

Compensation of Directors

The following table sets forth certain information concerning the compensation paid or earned by the Directors who were not Named Executive Officers for services rendered in all capacities during the year ended December 31, 2014.

Name	Fees earned or paid in cash	Stock Awards	Option Awards	Non-equity incentive plan	Nonqualified deferred compensation earnings	All other compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Dan Steffens (1)(2)	13,000	9,000	-	-	-	-	22,000
Mark Kalow (1)(2)	13,000	9,000	-	-	-	-	22,000
James Fuller (1)(2)	13,000	9,000	-	-	-	-	22,000
John Zotos (3) (4)	-	540,000	-	-	-	34,500	574,500

(1)	Each of Messrs. Kalow, Steffens and Fuller were granted a stock award of 50,000 shares on December 5, 2014 in lieu of options, for services as directors. The amount of the stock awards represent the aggregate grant date fair value of the stock granted to the director on the date of the grant.

(2)	Messrs. Fuller, Kalow and Steffens resigned on February 17, 2015

(3)	The amounts disclosed for Stock Awards represents the fair value of the restricted stock issued to Mr. Zotos on December 5, 2014, pursuant to the terms of a consulting agreement. See note 12 of the notes to our consolidated financial statements contained herein. The grant consists of 3,000,000 restricted stock which vest as to 1,000,000 on March 31, 2015; 1,000,000 on September 30, 2015 and 1,000,000 on March 31, 2016.

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(4)	Mr. Zotos also provided consulting services to us in the form of secretarial duties through his company ZotoZulu which amounted to $34,500, disclosed under “all other compensation.”

* Does not include compensation received for services provided as executive officers

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

No vote or other action is being requested of our company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

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  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Propell Technologies Group, Inc. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PROPELL TECHNOLOGIES GROUP, INC.

Dated: July 9, 2015	By:	/s/ John Huemoeller
John Huemoeller
President, Chief Executive Officer, and Chairman of the Board

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